Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

August 9, 2023

Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Semper MBS Total Return Fund (S000041568)
Semper Short Duration Fund (S000044807)

Dear Ms. O’Neal:

This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2023, regarding the Trust’s Preliminary Proxy Statement filed July 28, 2023 (SEC Accession No. 0000894189-23-005177). The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

1.In response to Questions 2 and 5, “What is the Proposal being considered at the Meeting?” and “What are the reasons for the proposed change in Investment Adviser to the Fund?” located in the “Questions and Answers” section of the proxy statement, please consider using an alternative word to “partnership” when describing the relationship between Semper Capital and Medalist Partners.

Response 1: The Trust responds by revising the relevant portions of the Answers to Questions 2 and 5 as noted below.

Semper Capital Management, L.P. (“Semper Capital”), the current investment adviser to the Funds, and Medalist Partners previously entered into a Services Agreement in October 2022 and a Sub-Advisory Agreement in March 2023, whereby ~~the firms formed a partnership to focus on investment opportunities in the structured credit market. Under this partnership,~~ Medalist Partners has been providing certain investment and support services to Semper Capital and the Funds. On July 14, 2023, Semper Capital and Medalist Partners entered into a new agreement ~~to expand their partnership~~, whereby, upon obtaining relevant client approvals, Medalist Partners would (1) hire certain employees of Semper Capital and (2) transition all investment and support functions to Medalist Partners (the “Transition”). The Transition is expected to take effect in the third quarter of 2023. Medalist Partners has agreed to an economic sharing arrangement with Semper Capital with respect to a portion of the net income of the Funds through December 31, 2026. Simultaneously with the effectiveness of the Transition, Semper

Capital intends to terminate the investment advisory agreements with the Trust, on behalf of the Funds (“Prior Investment Advisory Agreements”).

2.Please explain supplementally, that Semper Capital and Medalist Partners will not recapture any of the expenses incurred with the shareholder meeting.

Response 2: The Trust confirms that neither Semper Capital, the investment adviser, nor Medalist Partners, the sub-adviser, will be permitted to recapture any of the expenses incurred in connection with the proxy solicitation or shareholder meeting.

3.Please consider including an additional “Questions and Answers” regarding the cost of the proxy statement.

Response 3: The Trust has added the following Question and Answer to the proxy statement:

Question 12:     How much will this proxy solicitation cost?

Answer:    The expenses connected with the Proposal, the Special Meeting and the solicitation of proxies are estimated to be $100,000.

4.On page 4 of the Proxy Statement, the last sentence of the paragraph labeled “Brokerage Policies,” states that “[t]he price to the Funds in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered.” Please add clarifying disclosure as necessary to explain whether soft dollars are taken into consideration to ensure that brokerage trades are being conducted using best execution.

Response 4: The Trust responds supplementally by confirming with the Adviser that the Adviser does not utilize soft dollars. Rather, trades for the Funds are conducted using best execution. The intent of the referenced phrase is meant to convey that as diligent as the Adviser may be in trying to attain the lowest commission rate available, there is no assurance that another broker-dealer in the marketplace would have been willing to execute a trade at a lower price. In addition, considerations other than cost, such as trade execution, play a role in broker-dealer selection. Accordingly, the Trust believes that disclosure is adequate as written.

5.On page 6 of the Proxy Statement under the sub-section “Recommendation of the Board of Trustees,” please disclose supplementally how the revenue sharing agreement between Semper Capital and Medalist Partners will occur.

Response 5: The Trust responds supplementally by stating that Medalist Partners has agreed to an economic sharing arrangement with Semper Capital with respect to 50% of the net income of the Funds through December 31, 2026. Additionally, see the response to Comment 1 above for the proposed revisions to the disclosure.

6.Please explain why analysis under Section 15(f) of the 1940 Act was not considered in the proxy statement.

Response 6: The Trust considered whether Section 15(f) of the Investment Company Act was applicable to the matters at hand and if so, whether related disclosure would be warranted. The Trust determined, based on the advice of counsel, that Section 15(f) was not applicable to the matters at hand. In arriving at this determination, counsel considered, among other things, that there was no change in control of the current adviser. The contractual arrangement between Semper and Medalist does not involve the sale of any securities or interests in Semper to Medalist nor does it involve the assignment of the current advisory agreement to Medalist. Rather Semper is resigning as adviser and the Trust’s Board has approved Medalist as a new adviser under a New Advisory Agreement.

Nevertheless, the Board, which is comprised entirely of Disinterested Trustees, has determined to extend the expense caps on the Fund for at least two years following the effectiveness of the New Advisory Agreement and has included disclosure to such effect in the proxy statement. Therefore, even if section 15(f) were deemed to apply, the Trust has satisfied the conditions of Section 15(f).

7.For the Semper Short Duration Fund proxy card, please include an appropriate voting mechanism for the second proposal that states “to transact such other business as may properly come before the Special Meeting and any adjournments thereof.”

Response 7: The Trust responds by including the appropriate voting mechanism on the proxy card as suggested.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine Richards
Elaine E. Richards
Secretary
Advisors Series Trust

3